January 21, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.

Registration Statement on Form S-3 filed on October 2, 2009

File No. 333-162298

Dear Ms. Long:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 17, 2009 (the “Letter”) relating to the above-captioned registration statement. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Registration Statement on Form S-3

1.	We note your response to prior comments 2 and 3 and await the filing of your amended Form S-3.

We have amended the Form S-3 to reflect the matters addressed in your prior comments 2 and 3. The amended Form S-3 was filed on January 20, 2010.

Incorporation of Documents by Reference, page 2

2.	We note your response to comment one from our letter dated October 20, 2009 and await the filing of your Form 8-K concerning retrospective application of SFAS 160 and your amended Form S-3 incorporating that Form 8-K by reference. Please also revise to incorporate your Form 10-Q for the period ended September 30, 2009.

We have amended the Form S-3 to incorporate by reference the Form 8-K (filed on January 15, 2010) and the Form 10-Q for the period ended September 30, 2009. The amended Form S-3 was filed on January 20, 2010.

Annual Report on Form 10-K for the Period Ended December 31, 2008, as amended

Compensation Discussion and Analysis, page 19

3.	In your letter dated November 25, 2009, we note your responses to our comment 7 relating to the discussion under “Short-term Incentive Awards”, and our comment 8 relating to our discussion under “Other Compensation”. Please tell us supplementally what your revised disclosures in future filings will look like. We may have further comments.

If the Company’s objectives, established by the Compensation Committee of our Board of Directors (the “Compensation Committee”), in providing short-term incentives remains the same as described in the proxy statement relating to our annual meeting of stockholders held in 2009, then in future filings we will provide disclosure similar to the following:

“In early 2009, the Compensation Committee established the Company’s performance against the annual operating budget as the benchmark against which the executives would be measured to determine the amount of short-term incentive compensation. As the year progressed, it became apparent that this criterion was no longer relevant due to the world-wide economic impact on the industry. The initial goals were not achieved but, despite a severely adverse economy, the Company’s consulting fee revenue grew by 64% and its net earnings grew by nearly 25%. Based on the Company’s actual performance which exceeded expectations under current economic conditions, the Compensation Committee decided that discretionary bonuses should be paid to the named executives.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 29

4.	We note your response to comment nine from our letter dated October 20, 2009. Please also disclose in future filings that the fair value of each reporting unit substantially exceeded its carrying value.

In addition to the disclosure noted in our previous response, we will insert a sentence which will read as follows:

“Based on the valuation as of July 1, 2009, the fair values of the Project Management unit and the Construction Claims unit substantially exceeded their carrying values.”

Results of Operations, page 31

5.	We note your response to comment ten from our letter dated October 20, 2009 and the table you plan to include in future filings. As previously requested, please also show us how you will revise your MD&A in future filings to discuss the business reasons for changes in the operating profit of each segment (including the corporate operating segment) for each period presented. You may use your results for either the nine months ended September 30, 2009 or the year ended December 31, 2008 as compared to the prior period as an example to show us what the revised disclosures will look like.

The following discussion relates to the table that was provided in our prior response dated November 25, 2009:

“Operating profit increased $922,000, or 12.7%, to $8,168,000 in the third quarter of 2009, from $7,246,000 in the same period of 2008. This increase includes an increase in operating profit from Project Management of $1,295,000, a decrease in operating profit from Construction Claims of $737,000 and an increase in operating profit due to reduced corporate expenses of $364,000.

The increase in the operating profit from Project Management was due to equity in earnings of affiliates which increased $2,368,000 in the third quarter of 2009 compared to the same period for 2008. Our share of earnings from SBH, a joint venture for work in Iraq, grew $2,885,000 in the third quarter of 2009 while our share of earnings from Hill TMG decreased by $524,000 compared to the prior-year period. In addition, operating profit from domestic and international project management decreased $880,000 for domestic work and $313,000 for international work in the third quarter of 2009 from the same period in the prior year. The decline in domestic operating profit was due primarily to decreased work in New Jersey and New York, partially offset by increases in Philadelphia and the Southwest. Internationally, the decline in operating profit was due principally to decreased work volume in the U.K., Poland and Dubai, partially offset by increased volume in North Africa.

The decrease in Construction Claims operating profit included a decrease in operating profit of $469,000 from domestic operations and a decrease in operating profit of $290,000 from international operations. The decline in operating profit from domestic operations consisted primarily of decreased work in New Jersey, Washington D.C. and Las Vegas, partially offset by increased work in Florida attributable to Chitester which was acquired in October 2008. The decline in operating profit from international operations was primarily due to decrease revenue in the U.K., partially offset by increased work in the Middle East.

The decrease in corporate expenses of $364,000 consisted primarily of the following:

•	A decrease in administrative and business development travel costs of $295,000 and a decrease in office and computer related expenses of $385,000, due to cost reduction efforts.

•	A decrease of $329,000 in professional services, including legal and accounting fees, as a result of cost-cutting efforts, and

•	An increase of $680,000 in indirect labor primarily due to increases in executive compensation.”

Consolidated Financial Statements

Consolidated Statements of Earnings, page 47

6.	We note your response to comment 11 from our letter dated October 20, 2009. Since your method of calculating gross profit is not the same as others who include an allocation of depreciation and amortization in the measure, please revise your future filings so that your description of cost of services on the face of your statement of earnings and elsewhere throughout the filing reads somewhat as follows: “Cost of services (exclusive of depreciation and amortization shown separately below).” Please also remove any references in your future filings to gross profit or gross profit margin. Alternatively, in future filings, please include an allocation of depreciation and amortization of cost of services and revise your disclosures accordingly. Please show us supplementally what your revised disclosures will look like.

In future filings, we will include an allocation of depreciation and amortization expense in cost of services. The disclosure in our property and equipment footnote will be revised as follows: “Depreciation and amortization expense for the fiscal years ended 2008, 2007 and 2006 amounted to $3,222,000, $2,397,000 and $1,505,000, respectively, of which $967,000, $719,000 and $452,000 was charged to cost of services for the respective periods. The balance of the expense for those years is included in selling, general and administrative expenses in the consolidated statements of earnings.”

Note 2 – Summary of Significant Accounting Policies, page 51

7.	We note your response to comment 12 from our letter dated October 20, 2009. Please show us how you will revise your future filings to clarify how you determined the value of contract rights at acquisition. The proposed disclosures included in your most recent response seem to imply that you have recorded the full value of uncompleted contracts (backlog) as an asset in your balance sheet as of December 31, 2008.

We amend our previous response as follows: “Contract rights represent the fair value of both contracts in progress and backlog of the acquired entity.”

Exhibits 31.1 and 31.2

8.	We note your response to comment 17 from our letter dated October 20, 2009. We are awaiting the filing of your amended Form 10-K and Forms 10-Q.

We filed the amended Form 10-K and Forms 10-Q on January 13, 2010.

Form 10-Q for the Period Ended June 30, 2009

Note 3 – Comprehensive Earnings, page 7

9.	We note your response to comment 20 from our letter dated October 20, 2009. We believe it could be confusing to investors to present only a portion of the disclosures required by SFAS 160. As previously requested, please show us how your will revise your future filings to provide the disclosures required by paragraph 38(c) and A6 of ARB 51, as amended by SFAS 160.

In the Form 8-K that was filed on January 15, 2010, the financial statements includes all of the disclosures required by SFAS 160.

* * * * * * *

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 864-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer